# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evotec SE, CIK 0001412558
CUSIP: 30050E105*
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: Essener Bogen 7, Hamburg, Germany (2M), 22419
Date of event which requires filing of this statement: 10/27/2025
Filed by CIK 0002043950
Persons authorized to receive notices and communications: Pierre-Alexandre Lechantre, 2, rue Edward Steichen, Luxembourg, Luxembourg (N4), L-2540, 352 26 753 0

## Reporting persons
- Excalibur LuxCo SARL (CIK 0002043950): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,730,913; sole dispositive power 0; shared dispositive power 17,730,913; aggregate amount beneficially owned 17,730,913 (9.99% of the class)
  Comment: Calculated based on 177,561,699 Ordinary Shares (as defined below) outstanding as of June 30, 2025 as disclosed in the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on August 13, 2025 (the "Form 6-K").
- Triton Fund 6 SCSp (CIK 0001982813): type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 17,730,913; sole dispositive power 0; shared dispositive power 17,730,913; aggregate amount beneficially owned 17,730,913 (9.99% of the class)
  Comment: Calculated based on 177,561,699 Ordinary Shares outstanding as of June 30, 2025, as disclosed in the Issuer's Form 6-K.
- Triton Fund 6 US SCSp (CIK 0001982812): type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,730,913; sole dispositive power 0; shared dispositive power 17,730,913; aggregate amount beneficially owned 17,730,913 (9.99% of the class)
  Comment: Calculated based on 177,561,699 Ordinary Shares outstanding as of June 30, 2025, as disclosed in the Issuer's Form 6-K.
- Triton Fund 6 GP SARL: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,730,913; sole dispositive power 0; shared dispositive power 17,730,913; aggregate amount beneficially owned 17,730,913 (9.99% of the class)
  Comment: Calculated based on 177,561,699 Ordinary Shares outstanding as of June 30, 2025, as disclosed in the Issuer's Form 6-K.
- Triton GP HoldCo SARL: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,730,913; sole dispositive power 0; shared dispositive power 17,730,913; aggregate amount beneficially owned 17,730,913 (9.99% of the class)
  Comment: Calculated based on 177,561,699 Ordinary Shares outstanding as of June 30, 2025, as disclosed in the Issuer's Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: Evotec SE
Address of issuer's principal executive offices: Essener Bogen 7, Hamburg, Germany (2M), 22419
Comment: This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D filed on November 8, 2024 (the "Original Schedule 13D"). The class of equity securities to which this Schedule 13D relates is the Ordinary Shares, with no par value per share (the "Ordinary Shares"). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D, remain unchanged, provided that if any Item amended herein is incorporated by reference into any other Item in the Schedule 13D as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows (11) and (13) of the cover pages is incorporated by reference into this Item 5. The reported securities represent 9.99% of the Ordinary Shares outstanding as of June 30, 2025. All such ownership percentages of the securities reported herein are calculated assuming 177,561,699 Ordinary Shares are outstanding as reported by the Issuer in its Form 6-K.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Pursuant to the Swap Agreement, on October 27, 2025, LuxCo exercised the right to acquire the 3,551,067 Subject Shares at a reference price of Euro 7.46 per share.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Disclosure relating to the Swap Agreement in Item 6 of the Schedule 13-D is hereby amended to incorporate the following at the end thereof.

On October 27, 2025, LuxCo exercised the right to acquire the 3,551,067 Subject Shares. After giving effect to such exercise, the reported beneficial ownership and percentage is unchanged, provided that the Reporting Persons now hold the 17,730,913 reported securities as voting Ordinary Shares.

## Signatures
- Excalibur LuxCo SARL: /s/ Pierre-Alexandre Lechantre, Pierre-Alexandre Lechantre/Manager (10/29/2025)
- Triton Fund 6 SCSp: By its general partner, Triton Fund 6 GP SARL, /s/ Joakim Lindstrom-Formicola, Joakim Lindstrom-Formicola / Manager (10/29/2025)
- Triton Fund 6 US SCSp: By its general partner Triton Fund 6 GP SARL, /s/ Joakim Lindstrom-Formicola, Joakim Lindstrom-Formicola / Manager (10/29/2025)
- Triton Fund 6 GP SARL: /s/ Joakim Lindstrom-Formicola, Joakim Lindstrom-Formicola / Manager (10/29/2025)
- Triton GP HoldCo SARL: /s/ Pierre-Alexandre Lechantre, Pierre-Alexandre Lechantre / Manager (10/29/2025)
- Triton GP HoldCo SARL: /s/ Hans Maret, Hans Maret / Manager (10/29/2025)